Exhibit 21.1
SIGNIFICANT SUBSIDIARIES OF CAVA GROUP, INC.
Following is a list of subsidiaries of CAVA Group, Inc., excluding certain subsidiaries that, in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

Subsidiary Name	Jurisdiction
Cava Foods, LLC	Maryland
CAVA Holding Company	Delaware
Cava Mezze Grill, LLC	Maryland